[[LOGO OF CUNA MUTUAL GROUP] | CUNA MUTUAL GROUP]
                               MEMBERS LIFE INSURANCE COMPANY
                               [2000 Heritage Way, Waverly, Iowa 50677]
                               Telephone: [800.798.6600]

                            BAILOUT RATE ENDORSEMENT

This endorsement is attached to and made part of your contract as of the Issue Date.

During the initial index period, if the declared index rate cap for a risk control account is less than the associated Bailout Rate specified on the Data Page, you may withdraw all or a portion of the value allocated to that risk control account during the [30] day period following the contract anniversary without the application of a surrender charge or market value adjustment. The risk control account cash value will be reduced by the amount withdrawn. Your request must be received in a form acceptable to us.

At any time while the index rate cap for a risk control account is less than the Bailout Rate specified on the Data Page, we may at our own discretion restrict transfer into that risk control account.

MEMBERS Life Insurance Company

/s/ Robert N. Trunzo

President